UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number 001-38810

STEALTH BIOTHERAPEUTICS CORP

(Translation of registrant’s name into English)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F   ☒                FORM 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

On October 10, 2019, Stealth BioTherapeutics Corp (the “Company”) entered into an option agreement (the “Option Agreement”) with Alexion Pharmaceuticals, Inc. (“Alexion”), pursuant to which the Company granted Alexion the exclusive option to co-develop and commercialize elamipretide, the Company’s lead product candidate. Under the terms of the Option Agreement, Alexion will receive an exclusive option to partner with the Company in the development of subcutaneous elamipretide based on final results from the Company’s Phase 3 clinical trial currently underway in primary mitochondrial myopathy (“PMM”). If Alexion chooses to exercise the option, the companies will negotiate and enter into a license agreement and a co-promotion agreement to co-develop subcutaneous elamipretide in the United States for PMM and Barth syndrome, as well as Leber’s hereditary optic neuropathy (LHON), which is currently being studied by the Company in a Phase 2 clinical trial, and co-promote for the United States on a 50-50 basis. In addition, Alexion will receive exclusive rights to develop and commercialize subcutaneous elamipretide outside the United States. In connection with the entry into the Option Agreement, Alexion will make initial payments to Stealth totaling $30.0 million, including an option fee, an equity investment and development funding. If Alexion exercises the option, the Option Agreement provides for additional payments, including an option exercise fee, an additional equity investment, development funding, potential regulatory and commercial milestone payments and royalties. The Company’s other pipeline assets, including SBT-272, are not included in the option.

Simultaneous with their entry into the Option Agreement, the parties entered into an ordinary share purchase agreement dated as of October 10, 2019, pursuant to which the Company issued and sold to Alexion 16,304,347 ordinary shares, par value $0.0003 per share, at a price of $0.92 per share, for an aggregate purchase price of $15.0 million.

The Company issued a press release announcing its entry into the Option Agreement. The press release issued by the Company in connection therewith is attached hereto as Exhibit 99.1. The information in this Form 6-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor shall be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Irene P. McCarthy
Chief Executive Officer

Date:	October 10, 2019

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release issued by Stealth BioTherapeutics Corp on October 10, 2019

99.2	Ordinary Share Purchase Agreement dated as of October 10, 2019 by and between Stealth BioTherapeutics Corp and Alexion Pharmaceuticals, Inc.

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